Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

January 28, 2013

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 70,462,806

78% OF WESTERN WIND’S INDEPENDENT SHAREHOLDERS DEMAND A HIGHER BID PRICE

Western Wind Energy Corp. -- (the "Company" or "Western Wind") (TSX Venture Exchange -- "WND") (OTCQX -- "WNDEF") wishes to comment on this morning's announcement from Brookfield Renewable Energy Partners L.P. and its indirect subsidiary WWE Equity Holdings Inc. (together "Brookfield").

Brookfield announced today that it was increasing its offer for shares of Western Wind to $2.60 per share (from $2.50) and extending its deadline for tendering until February 11, 2013.

We have become aware that one statement in Brookfield's press release, while not inaccurate, was meant to confuse a number of shareholders and analysts. The passage reads "the [Brookfield] Offer already has support from approximately 44% of the common shares required to satisfy the minimum tender condition. "

We remind shareholders that in order to qualify as a Permitted Bid under the terms of Western Wind's Shareholders Rights Plan, Brookfield must have 50% of the independent shareholders tender, other than itself, to its offer. The figure of 44% quoted today by Brookfield, refers to the level Brookfield claims it has reached under this requirement, that is, 44% of 50%, or 22% of independent shareholders needed. At 22%, either locked or verbally pledged in total, is less than half the number of shareholders required to qualify as a Permitted Bid. Therefore, 22% is the total position locked or pledged, with the remaining 78% supporting a higher price.

We also remind shareholders that in order to take the Company private, a bidder needs to have tendered at least 90% of outstanding shares, a number requiring friends, family and insiders all to all tender.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company's 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

"SIGNED"

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained in this news release may constitute forward-looking information under applicable Canadian securities legislation. These statements relate to future events and are prospective in nature. All statements other than statements of historical fact may constitute forward-looking statements or contain forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “project”, “predict”, “potential”, “plan”, “continue”, “estimate”, “expect”, “targeting”, “intend”, “could”, “might”, “seek”, “anticipate”, “should”, “believe” or variations thereof. Forward-looking information may relate to management’s future outlook and anticipated events or results and may include statements or information regarding the future plans or prospects of the Company.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the outcome of a hearing before the OSC, if such hearing occurs, the results of a valuation, if obtained by Brookfield , and the availability of a financially superior offer,. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: the outcome of a hearing before the OSC, if such hearing occurs, the results of a valuation, if obtained by Brookfield, may not be as anticipated by the Company, actions taken by Brookfield, actions taken by the Western Wind Shareholders in relation to the Offer, the possible effect of the Offer on the Company’s business, the outcome of the Company’s previously-announced sale process, and the availability of value-maximizing alternatives relative to the Offer. Additional risks and uncertainties can be found in the Company’s MD&A for the year ended December 31, 2011 and the Company’s other continuous disclosure filings which are available at www.sedar.com.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements including, without limitation: the risk that the outcome of a hearing before the OSC will not be in the Company’s favor, the results of the valuation, if obtained by Brookfield, will not be as anticipated by the Company, the progress of Western Wind’s sales process, and, assuming the Company receives an expression of interest from a prospective purchaser, whether a financially superior offer for Western Wind emerges, whether the Company is able to successfully negotiate a prospective sales transaction and whether the conditions of any proposed transaction, including receipt by the Company of all necessary approvals, are met.

The Company believes that the expectations reflected in the forward-looking statements contained in this news release are reasonable, but no assurance can be given that they will prove to be correct. Actual results and future events may differ materially from those anticipated and accordingly forward-looking statements should not be unduly relied upon. Forward-looking statements contained in this document speak only as of the date of this news release. Except as required by applicable law, Western Wind disclaims any obligation to update any forward-looking information.

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